UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

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EMC CORPORATION
(Exact name of registrant as specified in its charter)

Massachusetts	1-9853	04-2680009
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

176 South Street Hopkinton, Massachusetts (Address of principal executive offices)		01748 (Zip code)

Paul T. Dacier Executive Vice President and General Counsel (508) 435-1000
(Name and telephone number, including area code, of the person to contact in connection with this report.)

________________________

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Item 1.01	Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

A copy of EMC Corporation’s Conflict Minerals Report filed for the calendar year ended December 31, 2014 is publicly available at http://www.emc.com/collateral/sustainability/conflict-minerals-report-2014.pdf

The Conflict Minerals Report includes a description of the Corporation’s Reasonable Country of Origin Inquiry and its conclusions on the origin of conflict minerals, including any facilities that process only recycled or scrap material.

Item 1.02	Exhibit

EMC Corporation’s Conflict Minerals Report for the calendar year ended December 31, 2014 is filed as Exhibit 1.01 hereto.

Item 2.01	Exhibits

Exhibit 1.01	Conflict Minerals Report of EMC Corporation as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

EMC CORPORATION

By:	/s/ Zane C. Rowe
Zane C. Rowe
Executive Vice President and Chief Financial Officer

Date:    June 1, 2015